UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

Property Management Corporation of America

(Exact name of registrant as specified in its corporate charter)

Delaware

(State or other jurisdiction of Incorporation or Organization)

333-196503	46-4600326
(Commission File Number)	(IRS Employer Identification No.)

Unit A, 19/F, Times Media Centre

133 Wan Chai Road

Wan Chai, Hong Kong

(Address of Principal Executive Offices and Zip Code)

-

(Registrant’s telephone number, including area code)

April 24, 2017

Property Management Corporation of America

Unit A, 19/F, Times Media Centre

133 Wan Chai Road

Wan Chai, Hong Kong

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INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about April 25, 2017 to holders of record at the close of business on April 24, 2017 (the “Record Date”), of shares of common stock, par value $0.001 per share (the “Common Stock”), of Property Management Corporation of America, a Delaware corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”).

The change of control is the result of the acquisition by Wong H’Sien Loong of an aggregate of 9,000,000 shares of Common Stock of the Company, representing approximately 87.4% of the issued and outstanding shares of Common Stock of the Company as of such date, from C. Thomas McMillen and Michael T. Brigante, the previous majority shareholders of the Company. The transactions described herein were consummated on April 24, 2017 (the “Closing Date”) pursuant to Stock Purchase Agreements dated as of April 14, 2017. The transactions described herein are more fully described in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2017.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about April 25, 2017.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote. In this case, the Company’s current director is appointing new directors to the Board. Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On April 14, 2017, Wong H’Sien Loong entered into stock purchase agreements for the acquisition of an aggregate of 9,000,000 shares of Common Stock of the Company, representing approximately 87.4% of the issued and outstanding shares of Common Stock of the Company as of such date, from C. Thomas McMillen and Michael T. Brigante, the previous majority shareholders of the Company (the “Purchase Agreements”). The Purchase Agreements were fully executed and delivered on April 24, 2017. Consequently, Mr. Loong is now able to unilaterally control the election of our board of directors, all matters upon which shareholder approval is required and, ultimately, the direction of our Company.

In addition, on April 14, 2017, Michael T. Brigante submitted his resignation from all executive officer positions with the Company, including Chief Executive Officer and President, effective immediately. In addition, each of C. Thomas McMillen and Michael T. Brigante submitted his resignation as members of the Board, which resignations shall become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”). On April 14, 2017, Wong H’Sien Loong was appointed as Chief Executive Officer, Chief Financial Officer, Director, effective immediately.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)

Michael T. Brigante	62	Acting Chief Executive Officer, President, Chief Financial Officer, Secretary, Director
C. Thomas McMillen	64	Chairman of the Board of Directors

The names of the Company’s officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Wong H’Sien Loong		Chief Executive Officer, Chief Financial Officer, Director

Wong H’Sien Loong

Hsien Loong Wong started his career in investor relations in technology, biotechnology, mining and oil and gas. His has extensive experience in running of public companies. In particular, he was also CEO of Nexgen Petroleum Corp, an oil and gas drilling in Tennessee USA.  Since 2008, Mr Wong established a career in Singapore primarily in Real Estate and logistics. He is currently a director of a commercial property valued at $600 million. He also currently serves as director to Food Bank Singapore, a registered charity. Mr Wong received his BA (Hons) in Communications from Simon Fraser University, British Columbia and his MSc in Real Estate from the National University of Singapore.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

Common Stock

Our charter authorizes us to issue up to 18,000,000 shares of common stock, of which 10,307,000 shares are issued and outstanding.

Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on an as converted basis on all matters submitted to a vote of stockholders, including the election of directors.

Preferred Stock

Our charter authorizes us to issue up to 1,000,000 shares of preferred stock, none of which are outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were approximately 10,307,000 shares of Common Stock outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class (1)

Directors and Named Executive Officers:

Wong H’Sien Loong (2)	9,000,000	87.4%

5% or Greater Beneficial Owners
None

(1)     Beneficial ownership is calculated based on the 10,307,000 shares of Common Stock issued and outstanding as of the Record Date hereof.

(2)     Wong H’Sien Loong is the Chief Executive Officer, Chief Financial Officer and sole Director of the Company. His address is Unit A, 19/F, Times Media Centre, 133 Wan Chai Road, Wan Chai, Hong Kong.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

      VICAN RESOURCES, INC.

Date: April 25, 2017	By:	/s/ Wong H’Sien Loong
Wong H’Sien Loong
Chief Executive Officer